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                     October 24, 2023

       Jean-Pierre Sbraire
       Chief Financial Officer
       TotalEnergies SE
       2, place Jean Millier
       La Defense 6
       92400 Courbevoie
       France

                                                        Re: TotalEnergies SE
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-10888

       Dear Jean-Pierre Sbraire:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Energy & Transportation